# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lifecore Biomedical, Inc., CIK 0001005286
CUSIP: 514766104
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3515 Lyman Boulevard, Chaska, Minnesota (MN), 55318
Date of event which requires filing of this statement: 12/23/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-23-000084
Filed by CIK 1640809
Persons authorized to receive notices and communications: Aron R. English, 22NW, LP, 590 1st Avenue S, Unit C1, Seattle, Washington (WA), 98104, (206) 227-3078

## Reporting persons
- 22NW Fund, LP (CIK 0001640809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 4,367,499; shared voting power 0; sole dispositive power 4,367,499; shared dispositive power 0; aggregate amount beneficially owned 4,367,499 (11.1% of the class)
  Comment: Including 2,612,338 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (the Certificate of Designations). Pursuant to the Certificate of Designations, a cap was established limiting the number of shares of common stock issuable to holders of Series A Preferred Stock that represents less than 20 percent of the shares of common stock outstanding prior to the issuance of the Series A Preferred Stock. The Issuer has disclosed that at present in order to comply with Nasdaq listing rules, it may not issue more than 6,056,287 shares of common stock upon conversion of Series A Preferred Stock (the Exchange Cap). Because of that limitation, until such time as the Issuer's stockholders vote to remove the Exchange Cap, 22 NW may not be able to fully convert its Series A Preferred Stock for the number of common shares given above.
  
  Percentage is based upon 39,439,368 Shares outstanding, consisting of (i) 36,827,030 shares of Common Stock as of October 3, 2024, as reported in the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 10, 2024, plus (ii) 2,612,338 Shares issuable upon the conversion of certain shares of Series A Preferred Stock.
- 22NW, LP (CIK 0001694297): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 4,367,499; shared voting power 0; sole dispositive power 4,367,499; shared dispositive power 0; aggregate amount beneficially owned 4,367,499 (11.1% of the class)
  Comment: Including 2,612,338 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (the Certificate of Designations). Pursuant to the Certificate of Designations, a cap was established limiting the number of shares of common stock issuable to holders of Series A Preferred Stock that represents less than 20 percent of the shares of common stock outstanding prior to the issuance of the Series A Preferred Stock. The Issuer has disclosed that at present in order to comply with Nasdaq listing rules, it may not issue more than 6,056,287 shares of common stock upon conversion of Series A Preferred Stock (the Exchange Cap). Because of that limitation, until such time as the Issuer's stockholders vote to remove the Exchange Cap, 22 NW may not be able to fully convert its Series A Preferred Stock for the number of common shares given above.
  
  Percentage is based upon 39,439,368 Shares outstanding, consisting of (i) 36,827,030 shares of Common Stock as of October 3, 2024, as reported in the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 10, 2024, plus (ii) 2,612,338 Shares issuable upon the conversion of certain shares of Series A Preferred Stock.
- 22NW Fund GP, LLC (CIK 0001770575): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 4,367,499; shared voting power 0; sole dispositive power 4,367,499; shared dispositive power 0; aggregate amount beneficially owned 4,367,499 (11.1% of the class)
  Comment: Including 2,612,338 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (the Certificate of Designations). Pursuant to the Certificate of Designations, a cap was established limiting the number of shares of common stock issuable to holders of Series A Preferred Stock that represents less than 20 percent of the shares of common stock outstanding prior to the issuance of the Series A Preferred Stock. The Issuer has disclosed that at present in order to comply with Nasdaq listing rules, it may not issue more than 6,056,287 shares of common stock upon conversion of Series A Preferred Stock (the Exchange Cap). Because of that limitation, until such time as the Issuer's stockholders vote to remove the Exchange Cap, 22 NW may not be able to fully convert its Series A Preferred Stock for the number of common shares given above.
  
  Percentage is based upon 39,439,368 Shares outstanding, consisting of (i) 36,827,030 shares of Common Stock as of October 3, 2024, as reported in the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 10, 2024, plus (ii) 2,612,338 Shares issuable upon the conversion of certain shares of Series A Preferred Stock.
- 22NW GP, Inc. (CIK 0001783663): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 4,367,499; shared voting power 0; sole dispositive power 4,367,499; shared dispositive power 0; aggregate amount beneficially owned 4,367,499 (11.1% of the class)
  Comment: Including 2,612,338 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (the Certificate of Designations). Pursuant to the Certificate of Designations, a cap was established limiting the number of shares of common stock issuable to holders of Series A Preferred Stock that represents less than 20 percent of the shares of common stock outstanding prior to the issuance of the Series A Preferred Stock. The Issuer has disclosed that at present in order to comply with Nasdaq listing rules, it may not issue more than 6,056,287 shares of common stock upon conversion of Series A Preferred Stock (the Exchange Cap). Because of that limitation, until such time as the Issuer's stockholders vote to remove the Exchange Cap, 22 NW may not be able to fully convert its Series A Preferred Stock for the number of common shares given above.
  
  Percentage is based upon 39,439,368 Shares outstanding, consisting of (i) 36,827,030 shares of Common Stock as of October 3, 2024, as reported in the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 10, 2024, plus (ii) 2,612,338 Shares issuable upon the conversion of certain shares of Series A Preferred Stock.
- Aron R. English (CIK 0001770436): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 4,367,499; shared voting power 0; sole dispositive power 4,367,499; shared dispositive power 0; aggregate amount beneficially owned 4,367,499 (11.1% of the class)
  Comment: Including 2,612,338 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (the Certificate of Designations). Pursuant to the Certificate of Designations, a cap was established limiting the number of shares of common stock issuable to holders of Series A Preferred Stock that represents less than 20 percent of the shares of common stock outstanding prior to the issuance of the Series A Preferred Stock. The Issuer has disclosed that at present in order to comply with Nasdaq listing rules, it may not issue more than 6,056,287 shares of common stock upon conversion of Series A Preferred Stock (the Exchange Cap). Because of that limitation, until such time as the Issuer's stockholders vote to remove the Exchange Cap, 22 NW may not be able to fully convert its Series A Preferred Stock for the number of common shares given above.
  
  Percentage is based upon 39,439,368 Shares outstanding, consisting of (i) 36,827,030 shares of Common Stock as of October 3, 2024, as reported in the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 10, 2024, plus (ii) 2,612,338 Shares issuable upon the conversion of certain shares of Series A Preferred Stock.
- Bryson O. Hirai-Hadley (CIK 0001888106): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 583; shared voting power 0; sole dispositive power 583; shared dispositive power 0; aggregate amount beneficially owned 583 (0% of the class)
- Nathaniel Calloway (CIK 0001952771): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 34,315; shared voting power 0; sole dispositive power 34,315; shared dispositive power 0; aggregate amount beneficially owned 34,315 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Lifecore Biomedical, Inc.
Address of issuer's principal executive offices: 3515 Lyman Boulevard, Chaska, Minnesota (MN), 55318
Comment: The following constitutes Amendment No. 6 ("Amendment No. 6") to the Schedule 13D filed by the undersigned on January 10, 2023, as previously amended on June 28, 2023, February 29, 2024, May 20, 2024, June 11, 2024 and July 1, 2024 (as amended, the "Schedule 13D"). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On December 23, 2024, 22NW Fund, LP, ("22NW Fund" and together with 22NW, LP, 22NW Fund GP, LLC, and 22NW GP, Inc. collectively, "22NW") filed a complaint in the Supreme Court of the State of New York, County of New York (the "Complaint") against the Issuer and James G. Hall, John Morberg, Katrina L. Houde, Jeffrey L. Edwards, Joshua E. Schechter, Craig Barbarosh, and Raymond Diradorrian (together, the "D&O Defendants" and collectively with the Issuer, the "Defendants"). The Complaint alleges, among other things, that the Issuer misrepresented its financial position to 22NW, constituting securities fraud, common law fraud, negligent misrepresentation and breach of contract under the terms of the Securities Purchase Agreement executed on January 9, 2023 (the "Securities Purchase Agreement").

The Complaint requests that 22NW Fund receive an award of damages in an amount to be proven at trial and/or equitable relief, including, without limitation, (i) an award of actual damages calculated based on the number of additional common shares into which 22NW Fund's investment in Series A Preferred Stock would be converted at a conversion price based on the market price of the Common Stock following the Issuer's March 16, 2023 disclosures and the highest intermediate price for the Common Stock before trial, plus interest and reasonable attorneys' fees, (ii) an order reforming the Securities Purchase Agreement and related documents to reflect a conversion price for the Series A Preferred Stock based on the market price of the Issuer's common stock following its March 16, 2023 disclosures and (iii) specific performance requiring the Issuer to file a proxy statement with the SEC and hold a stockholder meeting for approval of resolutions providing for the Issuer's issuance of Common Stock in excess of the Exchange Cap (as defined in the certificate of designation for the Series A Preferred Stock), and, subject to receipt of such stockholder approval, to convert 22NW's Series A Preferred Stock and issue the required shares of Common Stock to 22NW.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (b) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 39,439,368 Shares outstanding, consisting of (i) 36,827,030 shares of Common Stock as of October 3, 2024, as reported in the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 10, 2024, plus (ii) 2,612,338 Shares issuable upon the conversion of certain shares of Series A Preferred Stock. Pursuant to the Certificate of Designations, a cap was established limiting the number of shares of common stock issuable to holders of Series A Preferred Stock that represents less than 20% of the shares of common stock outstanding prior to the issuance of the Series A Preferred Stock. The Issuer has disclosed that at present in order to comply with Nasdaq listing rules, it may not issue more than 6,056,287 shares of common stock upon conversion of Series A Preferred Stock (the "Exchange Cap"). Because of that limitation, until such time as the Issuer's stockholders vote to remove the Exchange Cap, 22 NW may not be able to fully convert its Series A Preferred Stock for the number of common shares given above.

As of the date hereof, 22NW Fund directly beneficially owned 4,367,499 Shares, including 2,612,338 Shares issuable upon the conversion of certain shares of Series A Preferred Stock, constituting approximately 11.1% of the Shares outstanding.

As of the date hereof, Mr. Hirai-Hadley directly beneficially owned 583 Shares, constituting less than 1% of the Shares outstanding. By virtue of his position as a partner of 22NW, Mr. Hirai-Hadley may be deemed to beneficially own the 4,367,499 Shares beneficially owned by 22NW Fund, constituting approximately 11.1% of the Shares outstanding.

As of the date hereof, Mr. Calloway directly beneficially owned 34,315 Shares, constituting less than 1% of the Shares outstanding. By virtue of his position as a partner of 22NW, Mr. Calloway may be deemed to beneficially own the 4,367,499 Shares beneficially owned by 22NW Fund, constituting approximately 11.1% of the Shares outstanding.

22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 4,367,499 Shares beneficially owned by 22NW Fund, constituting approximately 11.1% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 4,367,499 Shares beneficially owned by 22NW Fund, constituting approximately 11.1% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 4,367,499 Shares beneficially owned by 22NW Fund, constituting approximately 11.1% of the Shares outstanding. Mr. English, as the portfolio manager of 22NW, manager of 22NW GP and president and sole shareholder of 22NW Inc., may be deemed to beneficially own the 4,367,499 Shares beneficially owned by 22NW Fund, constituting approximately 11.1% of the Shares outstanding.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and such group may be deemed to beneficially own the 4,367,499 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 11.1% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

## Signatures
- 22NW Fund, LP: 22NW Fund GP, LLC, General Partner (12/26/2024)
- 22NW Fund, LP: /s/ Aron R. English, Manager (12/26/2024)
- 22NW, LP: 22NW GP, Inc.,, General Partner (12/26/2024)
- 22NW, LP: /s/ Aron R. English, President and Sole Shareholder (12/26/2024)
- 22NW Fund GP, LLC: /s/ Aron R. English, Manager (12/26/2024)
- 22NW GP, Inc.: /s/ Aron R. English, President and Sole Shareholder (12/26/2024)
- Aron R. English: /s/ Aron R. English, Individually and as attorney-in-fact for Nathaniel Calloway (12/26/2024)
- Bryson O. Hirai-Hadley: /s/ Bryson O. Hirai-Hadley, Bryson O. Hirai-Hadley (12/26/2024)
- Nathaniel Calloway: /s/ Aron R. English, As attorney-in-fact for Nathaniel Calloway (12/26/2024)